UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2018

Resolute Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34464	27-0659371
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1700 Lincoln Street, Suite 2800, Denver, CO

(Address of principal executive offices)

80203

(Zip Code)

Registrant’s telephone number, including area code: 303-534-4600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

On November 19, 2018, Resolute Energy Corporation (“Resolute”) and Cimarex Energy Co. (“Cimarex”) issued a joint press release announcing their entry into an agreement and plan of merger, by and among Cimarex, Resolute, CR Sub 1 Inc., a wholly owned subsidiary of Cimarex, and CR Sub 2 LLC, a wholly owned subsidiary of Cimarex, whereby Cimarex will acquire Resolute. A copy of the press release is attached as Exhibit 99.1 to this report and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibits

99.1	Joint press release, dated as of November 19, 2018

Additional Information and Where to Find it

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Resolute and Cimarex. In connection with the proposed transaction, Cimarex intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Resolute and a prospectus of Cimarex. Each of Resolute and Cimarex also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive proxy statement/prospectus of Resolute and/or Cimarex (if and when available) will be mailed to shareholders of Resolute. INVESTORS AND SECURITY HOLDERS OF RESOLUTE AND CIMAREX ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Resolute and Cimarex, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Resolute will be available free of charge on Resolute’s website at https://www.resoluteenergy.com/ under the tab “Investors” and then under the heading “SEC Filings.” Copies of the documents filed with the SEC by Cimarex will be available free of charge on Cimarex’s website at https://www.cimarex.com/home/default.aspx under the tab “Investor Relations” and then under the heading “Financial Information.”

Certain Information Concerning Participants

Resolute, Cimarex and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Resolute is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 18, 2018. Information about the directors and executive officers of Cimarex is set forth in Cimarex’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 30, 2018. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Resolute or Cimarex using the sources indicated above.

Cautionary Statement Regarding Forward-Looking Information

This report includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements; however the absence of these words does not mean the statements are not forward-looking. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Resolute may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Cimarex’s common stock or Resolute’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Cimarex and Resolute to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Resolute’s control. Additional factors that could cause results to differ materially from those described above can be found in Cimarex’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.cimarex.com and on the SEC’s website at http://www.sec.gov, and in Resolute’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Resolute’s website at http://www.resoluteenergy.com and on the SEC’s website at http://www.sec.gov.

Actual results may differ materially from those contained in the forward-looking statements in this report. Resolute undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 19, 2018	RESOLUTE ENERGY CORPORATION

	By:	/s/ Richard F. Betz
Richard F. Betz
Chief Executive Officer